Icebrkr

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	124.84
Ask My Accountant	200.00
Bank Charges & Fees	68.05
Job Supplies	91.00
Legal & Professional Services	8.00
Meals & Entertainment	882.42
Office Supplies & Software	1,155.99
Organizational Costs	1,000.00
Other Business Expenses	164.10
Reimbursable Expenses	1,850.00
Rent & Lease	97.26
Repairs & Maintenance	11.50
Startup Costs	1,200.00
Travel	785.49
Total Expenses	**$7,638.65**
NET OPERATING INCOME	$ -7,638.65
NET INCOME	$ -7,638.65